Exhibit 99.1

CUIT 30-70496280-7

May 21, 2014

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re:	Relevant Information – New Corporate Headquarters

To whom it may concern,

We are writing to inform you that on May 8, 2014, that pursuant to Article 1 of the Company’s By-Laws, the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”) resolved to change the Company´s corporate headquarters, effective May 21, 2014, to Tte. Gral. Juan D. Perón 430, 25th Floor, Buenos Aires, Argentina, CP1038.

Yours sincerely,

/s/ A. Enrique Pedemonte
A. Enrique Pedemonte
Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.